UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-u

CURRENT REPORT PURSUANT TO REGULATION A

Date of report (Date of earliest event reported): June 28, 2024

Cabbacis Inc

(Exact name of issuer as specified in its charter)

Nevada	93-2432982
(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification Number)

3193 Buffalo Ave., Unit 1

Niagara Falls, NY 14303
(Full mailing address of principal executive offices)

Issuer’s telephone number, including area code: (716) 320-5525

Title of each class of securities issued pursuant to Regulation A: Common Stock

 Item 1. Fundamental Changes

The Company issued a press release on June 24, 2024 announcing that it entered into a license agreement with North Carolina State University (“NCSU”). As disclosed in the Company’s Annual Report on Form 1-K, the Company entered into an Option and Material Transfer Agreement (“Agreement”) with the university on March 7, 2023 for a novel reduced-nicotine plant line. Pursuant to the Agreement, the Company exercised its option to enter into a royalty-bearing license agreement with NCSU and has now finalized those terms (the “License Agreement”).

During the term of the License Agreement for this novel reduced-nicotine plant line and related intellectual property rights, the Company is responsible for the payment of all fees and costs of any patent and plant variety right applications filed by the university. In addition, the Company will also pay NCSU an upfront license fee, annual maintenance fees starting in 2026, running royalties on sales and milestone payments. The territory under the License Agreement is worldwide and the term is for twenty years or upon expiration of the last-to-expire patent or plant variety rights, whichever is longer.

The foregoing description of the License Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the License Agreement, a copy of which is filed herewith as Exhibit 10.1 and is incorporated by reference herein.

The Company issued a press release about the Agreement on June 24, 2024, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
1.1	University Agreement (Incorporated by reference to the Form 1-K filed on April 22, 2024 - Portions of which have been omitted because they are not material and/or are the type that the parties treat as private or confidential)
1.2	License Agreement (Portions of which have been omitted because they are not material and/or are the type that the parties treat as private or confidential)
99.1	Press release

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cabbacis Inc

By:	/s/ Joseph Pandolfino
	Name:	Joseph Pandolfino
	Title:	Chief Executive Officer and Director

Dated: June 28, 2024

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